DYNAMIC GOLD CORP.
                       675 West Hastings Street, Suite 200
                           Vancouver, British Columbia
                                 Canada V6B 1N2


December 9, 2004

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-05-11

Attention: Duc Dang, Division of Corporation Finance

Dear Sirs:

Re:  Registration Statement on Form SB-2 -File Number 333-119823 -Amendment No.1
    ----------------------------------------------------------------------------

We write in response to your letter dated November 17, 2004 regarding the above-noted registration statement on Form SB-2. We have today filed an amended Registration Statement via the EDGAR system. We enclose a copy of this amended Form SB-2, as well as a copy that has been blacklined to show changes from the previous filing.

We respond sequentially to your comments as follows:

General
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1.       Please supplementally  provide any artwork,  photographs,  or maps that are to be inserted in your prospectus. We may have comment on its contents. Please note that inside front cover graphics should be clear illustrations of your product or business with concise language describing the illustrations.

         We have included a claims location map as an exhibit to our amended registration statement.

2. We note that this registration statement covers 47.5% of the shares outstanding and 100% of the outstanding shares not owned by your two officers/directors. Supplementally, please explain why this is not an offering that is "by or on behalf" of the registrant.

         It is our understanding that the offering described in our registration statement on Form SB-2 is not "by or on [our] behalf" because we are not issuing any securities pursuant to the offering and we will not receive any proceeds of the offering. We will not have any control over the individual sale of any of the shares registered for resale pursuant to our registration statement.

3. Insert a small-scale map showing the location and access to your property. Note that SEC's EDGAR program now accepts digital maps; so please include these in any future amendments that are filed on EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need additional assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the staff for our review.

         We have included a claims location map as an exhibit to our amended registration statement.

4. Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.

         Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if you have a commercially viable mineral deposit, reserve.

         We have added the following disclosure:

         "Mineral property exploration is typically conducted in phases. Each subsequent phase of exploration work is recommended by a geologist based on the results  from the most recent  phase of  exploration.  The initial two phases of an exploration program generally involve geochemical and geophysical surveys of a property. Subsequent exploration phases typically involve drilling.

         Geochemical exploration involves gathering soil samples or pieces of rock from the property areas with the most potential to host economically significant mineralization based on past exploration results. All samples gathered will be sent to a laboratory where they are crushed and analysed for metal content. Geophysical surveying is the search for mineral deposits by measuring the physical property of near-surface rocks, and looking for unusual responses caused by the presence of mineralization. Electrical, magnetic, gravitational, seismic and radioactive properties are the ones most commonly measured. Drilling involves extracting a long cylinder of rock from the ground to determine amounts of metals at different depths. Pieces of the rock obtained, known as drill core, are analysed for mineral content.

         We have not yet commenced the initial phase of exploration on the Sobeski Lake Gold property. Once we have completed each phase of exploration, we will make a decision as to whether or not we proceed with each successive phase based upon the analysis of the results of that program. Our directors will make this decision based upon the recommendations of the independent geologist who oversees the program and records the results, as well as upon the recommendations of Brian Game, our director who is a professional geologist.

         Even if we complete the currently recommended exploration programs on the Sobeski Lake Gold property and they are successful, we will need to spend substantial additional funds on further drilling and engineering studies before we will ever know if there is a commercially viable mineral deposit (a reserve) on the property."


Registration Statement Cover Page
---------------------------------
5.       Please include the IRS Employer Identification Number when received.

         We will include our IRS Employer Identification Number when received.

Prospectus Cover Page
---------------------
6. The prospectus cover page should be limited to the information required by 501 of Regulation S-B. Therefore, please remove the statement that the offering price was based upon the last sale of common stock to investors.

         We have removed the noted disclosure.

Summary, page 5
---------------
7. Please include the zip code in the address for your principal executive office.

         We have included our postal code for our principal executive office.

8.       Please  provide the  definition  of  "exploration  stage   corporation"
         as set forth in Guide 7(a)(4) of the Securities Act Industry guides. Provide similar disclosure in the business section.

         We  have  added  the   following   disclosure   in  the  "Summary"  and
         "Description of Business" sections.

         "As an exploration stage corporation, we are engaged in the search for mineral deposits (reserves). We are not a development stage company involved in the preparation of an established commercially minable deposit for its extraction or a production stage company engaged in the exploitation of a mineral deposit."

9. We note that the word gold is in both the name of your company and your property. If applicable, please clarify that you are in exploration for other minerals in addition to gold. Clarify throughout the prospectus.

         We are not involved in the exploration for minerals other than gold.

10. You state that you own "one property". It appears, however, that the Crown owns the property and that the company's only right to the property consists of mining claims that are held in trust by Dan Patrie Exploration Ltd. Please revise to clarify this point throughout the prospectus.

         We have clarified that the right to explore for and extract minerals from the claims comprising the Sobeski Lake Gold property is held in trust for us by Dan Patrie Exploration Ltd. and that we do not own any real property interest in the land covered by the claims.

11. If true, please revise this section to clarify that you have achieved loses since inception, have no operations, have been issued a going concern opinion and rely upon the sale of your securities or loans from management to fund operations. Provide similar disclosures under the subheading "General" in the Business section.

         We have added the suggested disclosure to the "Summary" section.

Risk Factors, page 6
--------------------
12. Please revise your first paragraph to indicate that you discuss all material risk in this section.

         We have indicated that all material risks are discussed in the section.

13. The statement in the second risk factor that "the likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake" is a generic risk. Please remove.

         We have removed the noted disclosure.

14. Risk factor 5 appears to be a risk that is included in risk factor 1. Please consider combining risk factor 1 and 5 or revising the fifth risk factor to focus on the risk noted in the subheading.

         We have combined the first and fifth risk factor.

15. Please revise the sixth risk factor subheading to specifically refer to the going concern raised by the independent auditor's report.

         We have revised the risk factor subheading to specifically refer to the going concern opinion.

16. The tenth risk factor, discussing penny stocks, is a generic risk factor. Please remove.

         We have removed the noted risk factor.

17. Please provide a risk factor to discuss the fact that the claims are held in trust for the company rather than directly by the company and the resultant risk.

         We have added the following risk factor:

         "BECAUSE THE CLAIMS COMPRISING THE SOBESKI LAKE GOLD PROPERTY ARE NOT REGISTERED IN OUR NAME, WE MAY INCUR SIGNIFICANT EXPENSES IN RESOLVING ANY TITLE DISPUTES.

         The claims comprising the Sobeski Lake Gold are registered in the name of Dan Patrie Exploration Ltd., the company that sold the claims to us. This company holds these claims in trust for us. If the company becomes bankrupt or transfers the claims to a third party, we may incur significant legal expenses in enforcing our interest in the claims in Ontario courts."

18. Add a risk factor that addresses that fact that the probability of an individual prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote, in all probability your properties do not contain any reserves, and any funds spent on exploration will probably be lost.

         We have added the following risk factor:

         "THE PROBABILITY OF AN INDIVIDUAL MINERAL EXPLORATION PROSPECT, SUCH AS THE SOBESKI LAKE GOLD PROPERTY, CONTAINING RESERVES IS EXTREMELY REMOTE. AS A RESULT, YOU COULD LOSE YOUR ENTIRE INVESTMENT.

         Very few exploration stage mineral properties, such as the Sobeski Lake Gold property contain sufficient quantities of mineralization to constitute a reserve. A "reserve" is that part of a mineral deposit which could be economically and legally extracted or produced.

         In all probability, the Sobeski Lake Gold property does not contain any reserves and all funds that we intend to spend on its exploration will be ultimately lost."

Selling Shareholders, page 10
-----------------------------
19. Please disclose if any of your selling shareholders are affiliates of brokers-dealers. If applicable, please include a representation, that each affiliate:

         -  Purchased your securities in the ordinary course of business, and

         - At the time of purchase of the shares to be resold, the seller had no
         agreements  or  understandings,   directly  or  indirectly,   with  any
         purchaser to distribute shares.

         If   you   cannot   provide   this   representation,    please   advise
         supplementally.

         We have disclosed that none of our shareholders are broker-dealers or affiliates of broker-dealers.

Plan of Distribution, page 14
-----------------------------
20. We note your statement that you are "bearing all cost relating to the registration of the common stock". (Emphasis ours) Please disclose, as indicated in Note 1 on page F-6, that "costs of this offering will be paid for from proceeds from advances from shareholders and an anticipated equity financing." Also, please disclose whether any shareholders have agreed to provide such advances. We may have further comment.

         We have disclosed that the costs of the offering will be paid for from cash on hand, advances from our directors and principal shareholders (Tim Coupland and Brian Game) and from future equity financings. We do not have any arrangements for any shareholder loans or equity financings.

Directors, Executive Officers, Promoters and Control Persons
------------------------------------------------------------
21. We note your statement on page 17 and in risk factor 8 that Tim Coupland will devote 25% of his time to your company. We refer to the Form 20-F for Alberta Star Development Corp. ("Alberta Star") filed on June 1, 2004 for the period ended November 30, 2003. Item 4.4 of the referenced filing states Mr. Coupland devotes 90% of his time to Alberta Star at a salary of $5,000 a month. Please advise regarding this discrepancy or reconcile the noted statements.

         At the time of filing, the disclosure that Tim Coupland devoted 90% of his business time to the affairs of Alberta Star Development Corp. was accurate. Upon commencement of our business operations, Mr. Coupland will devote 25% of his business time to our affairs and the remainder of his business time to Alberta Star Development Corp.'s affairs.

22. For all mining entities that your management had prior or present involvement, please revise to disclose the efforts made to date to explore, develop and/or produce or refine any minerals.

         We have disclosed details regarding Tim Coupland's involvement with Alberta Star Development Corp. Our directors have not been involved in the management of any other mining entities.

23. Please revise to indicate the approximate number of hours per week your management will devote to company business.

         We have disclosed that Tim Coupland and Brian Game will devote approximately 12 and 10 hours per week respectively to our affairs.

24. We note your mention of CKD Ventures Ltd. Please revise to describe CKD Ventures' line of business.

         We have disclosed that CKD Ventures Ltd. is involved in mineral property exploration.

25. Considering that your management, particularly Mr. Coupland, could encounter business opportunities that benefit other companies they are associated with, it appears that a conflict of interest may arise. Please discuss and consider including a risk factor addressing any potential conflicts of interest.

         We have added the following section in our amended registration statement regarding conflicts of interest:

         "Conflict of Interest

         Both of our directors are involved in non-company business ventures that involve mineral properties and exploration. As our present business plan is focused entirely on the Sobeski Lake Gold property, there is no expectation of any conflict between our business interests and those of our directors. However, possible conflicts may arise in the future if we seek to acquire interests in additional mineral properties.

         Our bylaws provide that each officer who holds another office or possesses property whereby, whether directly or indirectly, duties or interests might be created in conflict with his duties or interests as our officer shall, in writing, disclose to the president the fact and the nature, character and extent of the conflict and abstain from voting with respect to any resolution in which the officer has a personal interest."

         Because our bylaws include a mechanism to address conflicts that arise, we have not included a risk factor.

Security Ownership of Certain Beneficial Owners and Management, page 20
-----------------------------------------------------------------------
26. Please revise to include persons and group of persons that beneficially own more than five percent of your shares. Please refer to Item 403 of Regulation S-B and accompanying instruction.

         We have included all shareholders who beneficially own over 5% of our issued capital in the table.

Description of Business, page 20
--------------------------------
27.      Disclose:

         - The nature of your ownership or interest in the property.

         In the sections entitled "Sobeski Lake Gold Property Purchase Agreement" and Title to the Sobeski Lake Gold Property", we have disclosed that we own a 100% interest in the claims comprising the property, which are held in trust for us by Dan Patrie Exploration Ltd. We have also disclosed that our interest solely relates to exploration rights respecting the claims and that we do not have any real property interest in the land covered by the claims.

         - Any other underlying agreements or interests in the property.

         We have disclosed that there are no underlying agreements or interests in the property.

         - In a table, provide names, claim or grant number, date of recording and expiration date, so your claims can be distinguished from other claims in the area.

         We have added a table in the section entitled "Title to the Sobeski Lake Gold Property" that includes claims details.

         - Disclose the conditions you must meet to keep these claims.

         We have disclosed the following:

         "In order to keep the claims comprising the Sobeski Lake Gold property in good standing, we must incur at least $6.00 per hectare in exploration work on the claims prior to the dates of expiry noted above. The expiry date is thereby extended for an additional two years. As the total area of the claims is 386 hectares, we must spend $2,316 on exploration in order to meet this requirement."

         - Disclose the area of your claims, either in hectares or acres. Revise to fully discuss the material terms of your land or mineral right securing agreements. Refer to paragraph (b)(2) of Industry Guide 7.

         We have disclosed that the area of the claims is 386 hectares. We have disclosed the material terms of our mineral right securing agreement in the section entitled "Sobeski Lake Gold Property Purchase Agreement".

28.      For your property, provide the disclosures required by Industry Guide 7
         (b).  In particular, provide:

         - A map(s) showing the location of your properties.

         We have filed a claim location map as an exhibit to our amended registration statement.

         - Any conditions that you must meet in order to obtain or retain title to the property.

         We have disclosed the following conditions we must meet in order to retain title to the property:

         "In order to keep the claims comprising the Sobeski Lake Gold property in good standing, we must incur at least $6.00 per hectare in exploration work on the claims prior to the dates of expiry noted above. The expiry date is thereby extended for an additional two years. As the total area of the claims is 386 hectares, we must spend $2,316 on exploration in order to meet this requirement."

         - A brief description of the rock formation and mineralization of existing or potential economic significance on the property.

         We have added the following disclosure regarding rock formation and mineralization:

         "The Sobeski Lake Gold property is located in an area of altered volcanic rocks that have the potential to host economic gold mineralization. Property sites favorable for mineralization commonly are in proximity to relatively thin beds of sedimentary rock, particularly tuff beds (layers of volcanic ash). Canadian Shield rocks, like those found on the property, are commonly profoundly altered from their original characteristics."

         - A description of the present condition of the property.

         We have disclosed that the property is free of any mineral workings as no exploration has been previously conducted on the claims.

         - A description of any work completed on the property.

         In the section entitled "Exploration History", we have disclosed that there is no known history of previous work having been completed on the actual Sobeski Lake Area property but that the entire district has been actively explored by prospectors, airborne surveys, and by detailed geological mapping by government agencies.

         - A description of equipment and other infrastructure facilities.

         We have disclosed that there is no equipment on the claims.

         - The current state of exploration of the property.

         We have disclosed that the area of the property provides most services and supplies required in support of mining and exploration work, as well as a ready supply of experienced exploration personnel.


         - The total cost of your property incurred to date and planned future costs.

         We have disclosed that we have no spent any funds on exploration of the claims to date. We have also provided a description of planned future costs in the section entitled "Geological Report: Sobeski Lake Gold Property"

         - The source of power that can be utilized at the property.

         We have disclosed that there is no power source located on the claims. We will need to use portable generators if we require a power source for exploration of the property.

         - If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

         We have added the following statement:

         "To date, we have not incurred any exploration expenditures on the Sobeski Lake Gold property. The property is without known reserves and our proposed exploration is exploratory in nature."

29. Please clarify state, if true, that you are not a blank check company subject to Rule 419 and that you have no intention to merge with or acquire another company in the foreseeable future.

         We have added the following disclosure:
         "We are not a blank check company subject to Rule 419. We have no intention to merge with or acquire another company in the foreseeable future."

30.      Please define the terms "legal feasibility" and "logging road."

         Economic and legal feasibility refers to a formal evaluation completed by an engineer or geologist which confirms that the property can be successfully operated as a mine.

         A logging road is a dirt road created by forestry companies for the purpose of removing timber from an area. Such roads are often difficult to traverse in wet or winter weather conditions.

31. According to the state of Nevada website, you are delinquent in state reporting requirements.

         We have filed an initial list of directors, officers and resident agent with the Nevada Secretary of State in order to bring our state filings up to date.

32.      Please revise to explain how you would "exploit" mineral deposits.

         We would exploit mineral deposits by processing rock from the property in order to remove and sell gold contained in the rock.

33. We refer to the last sentence on page 20. Please consider revising the sentence to enhance comprehension. For instance, please elaborate on the "expenditure requirements under the property agreement." Additionally, please clarify your reference to "development of property." If there is an additional property agreement, other that exhibit 10.1, please file as a material agreement.

         We have revised the noted disclosure to clarify our plan of operation with respect to the Sobeski Lake Gold property as follows:

         "Our plan of operation is to determine whether this Sobeski Lake Gold property contains reserves that are economically recoverable. The recoverability of amounts from the property will be dependent upon discovering economically recoverable reserves and obtaining the necessary financing to prove gold content on the property sufficient enough to justify operating the property as a mine by processing rock in order to remove and sell the gold found in the rock."

         There are no other property agreements relating to these claims.

34. We note that claims were recorded in Mr. Patrie's name and that he holds the mineral claims in trust. Please clarify whether this resulted in the company acquiring the mineral claim. We note disclosure in the summary and this section that you have acquired one mineral claim and disclose in note 3 to the financial statements that you have acquired a mineral property. Please revise or advise.

         We have acquired a 100% interest in the four mineral claims comprising the Sobeski Lake Gold property by virtue of our agreement with Dan Patrie Exploration Ltd. However, we have not registered title in our name.

35. Please define the terms "economic mineralization." If applicable, please refer to Guide (b)(6) of the Securities Act Industry guides and revise accordingly.

         "Economic mineralization" means that we have discovered sufficient gold content in the rocks on the property so that operating a mine to extract the gold from the surrounding rock would likely produce a profit.

36. Please revise to disclose the business purpose of having the title of Sobeski Lake held in trust.

         The business purpose of us having the title to the Sobeski Lake Gold property held in trust is to avoid expenses we would incur in registering the claims in our corporate name.

37. On page 21, we note your statement that "Red Lake provides most services and supplies...as well as a ready supply of experienced exploration personnel." Please disclose whether you have entered into any agreements or negotiations, preliminary or otherwise, with any personnel or geologists to help you with the exploration of the mineral claim.

         We have not entered into any agreement or negotiations, preliminary or otherwise, with any personnel or geologists to help us with the exploration of the Sobeski Lake Gold property.

38. Your disclosure only encompasses the exploration for economic mineral deposits. In the event that deposits are discovered, it appears that you do not have the capabilities to remove and refine those minerals. Please revise to discuss if you intend to interest other entities in the development, removal, and/or refinement of any minerals you may discover during your exploration.

         We have added the following disclosure:

         "Because we are an exploration stage company, in the event that we discover mineral deposits on the Sobeski Lake Gold property, we will not have the capability to remove and refine those minerals. When exploration stage companies discover mineral deposits, which are a rare occurrence, they typically sell their interest in the property to larger development or production stage mining companies, or they enter into a joint venture arrangement. The larger companies are then responsible for operating the property as a mine. If we discover a mineral deposit on the Sobeski Lake Gold property, we anticipate entering into a similar arrangement with a more advanced mining company."

39. Please provide the basis for the statement that "total gold production from the district exceeds 20 million ounces and current reserves likely comprise a similar volume" or else delete.

         The disclosure is taken from Mr. Erik A. Ostensoe's geological report on the Sobeski Lake Gold property.

Geological Report:  Sobeski Lake Gold Property

40. You note that Mr. Ostensoe has provided a geologic report on the Sobeski Lake property. Supplementally provide a copy of the report, and a written consent from any experts whose name you cite, and/or whose work you incorporate into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration statement. Please refer to Rule 436 of Regulation C.

         We enclose a copy of Mr. Ostensoe's geological report and have filed his consent as an exhibit to our amended registration statement.

41. Please provide the basis for the statement that "we anticipate that the northern part of the Red Lake camp will become the focus of increased exploration activity and enhance the value of our claims" or else remove.

         We have removed the noted disclosure.

42. Please provide greater details regarding your proposed exploration plan. Also, include the anticipated time frame for commencing and completing each phase. Lastly, discuss the anticipated sources of funding.

         We have revised our discussion of our exploration plan so that it now contains the following:

         "The first stage of exploration that Mr. Ostensoe recommends consists of data acquisition, grid preparation and surveys and can be broken down into two phases:

         Phase 1

         Mr. Ostensoe recommends engaging a technically trained person to thoroughly search the geological data base in order to assemble the available historical information relevant to the Sobeski Lake area. This would involve reviewing data filed with the Geological Survey of Canada, the Ontario Department of Mines and the Ministry of Natural Resources.

         He then recommends that based upon this review, we should pursue an exploration program of prospecting. This would involve determining the extent, distribution and geology of outcrops. Outcrops are exposed rock on the surface of the property that is not covered by soil. These outcrops are analysed to determine whether they potentially containing gold mineralization based on the rock types.

         This preliminary Phase I reconnaissance work requires approximately one week of field work by a two person crew. The whole phase, including the initial compilation and the later presentation to management, is estimated to cost $5,000. Our current cash on hand will cover the cost of this program. We anticipate commencing this phase of exploration in the spring of 2005, when weather conditions permit. The entire phase, including the interpretation of data, should take a total of one to two months.

         Phase 2

         Upon completion of Phase I, Mr Ostensoe recommends pursuing a field program of prospecting, as well as geochemical and geophysical surveying to determine the extent and distribution of mineralization which may indicate the potential presence of a gold reserve.

         Geochemical surveys involve a consulting geologist gathering samples of soil and rock from property areas with the most potential to host economically significant mineralization. All samples gathered will be sent to a laboratory where they are crushed and analysed for metal content.

         Geophysical surveying is the search for mineral deposits by measuring the physical property of near-surface rocks, and looking for unusual responses caused by the presence of mineralization. Electrical, magnetic, gravitational, seismic and radioactive properties are the ones most commonly measured. Geophysical surveys are applied in situations where there is insufficient information obtainable from the property surface to allow informed opinions concerning the merit of properties.

         Mr. Ostensoe's report recommends that a budget of $10,000 for phase two. He recommends that the geochemical portion of the program be completed in the summer, when rock exposure is maximized due to melting of all snow on the property. He recommends that the geophysical portion of the exploration be conducted in the winter when the property surface is frozen so that it can be easily tranversed.

         Current cash on hand will cover the cost of this program. We anticipate commencing this phase in the late spring or early summer of 2005. The entire phase, including the interpretation of data, will take until the winter of 2005, when the geophysical portion is completed.

         Stage 2

         Results from the Stage 1 exploration programs will allow us to choose specific property areas that are more likely to host a mineral deposit. Such areas will then be tested by meaning of drilling techniques which provide subsurface information concerning the underlying rock formations.

         Drilling involves extracting a long cylinder of rock from the ground to determine amounts of metals at different depths. Pieces of the rock obtained, known as drill core, are analysed for mineral content.

         Drilling programs commonly include about five to eight initial drill holes, with a follow up stage, if warranted, of a further six to eight holes.

         The cost of the Stage 2 drilling work will be based entirely upon the results of the programs from Stage 1 and cannot be accurately forecast. However, we expect that such a program will cost a minimum of $200,000. A follow up drill program would likely cost an additional $300,000. We will not determine the exact number and location of drill holes until we have completed Stage 1.

         The drilling program will likely be commenced in spring or summer of 2006 and will take approximately two months to complete.

         We do not have an agreement with Mr. Ostensoe, or any other geologist, to provide geological services for planned exploration work on the Sobeski Lake Gold property."

Compliance with Government Regulation

43. Please disclose any fees or exploration costs that must be incurred to maintain the mineral claims and disclose whether they will be paid by your company or by Mr. Patrie.

         We have disclosed the following:

         "In order to keep the four mineral claims comprising the Sobeski Lake Gold property in good standing, we must incur at least $6.00 per hectare in exploration work on the claims prior to November 14, 2005 with respect to three of the claims, and prior to February 16, 2006 with respect to one of the claims. The expiry date is thereby extended for an additional two years. As the total area of the claims is 386 hectares, we must spend $2,316 on exploration in order to meet this requirement."

44. We refer to your statements concerning work permits. Since the permits are free, please disclose any efforts made to acquire a permit or reasons for not pursuing one. Disclose the anticipated time frame for obtaining the work permits.

         We have not applied for a work permit for the drilling phase of our proposed exploration program, as the application requires that we disclose details of the planned exploration. We will not be able to determine this until we have the results from Stage 1 of our exploration program. We anticipate that we can obtain a work permit within one month from filing an application.

45. We note your statement that you do not know the cost associated with regulatory compliance. We also note your statements that you have "budgeted for regulatory compliance cost." Please expand your discussion regarding the budgeted compliance cost. Also, explain the source of your budgeted compliance costs in light of the current limited cash resources of the company.

         We have revised our disclosure so that is states the following:

         "The cost of remediation work will vary according to the degree of physical disturbance. However, for the drilling programs that we have planned, we do not expect remediation costs to exceed $10,000. We have budgeted for regulatory compliance costs in our proposed exploration program. We will need to raise additional funds in order to proceed with any drilling and to cover the costs of remediation."

Research and Development Expenditures

46. We note your statement that you "have not incurred any other research or development expenditures." Please revise to include the cost associated with the geologist report mentioned on page 22. Please refer to Item 101(b)(10) of Regulation S-B.

         We have disclosed that we incurred a total of $375 in connection with Mr. Ostensoe's preparation of a geological report concerning the Sobeski Lake Gold property.

47. Please disclose the competitive business conditions and the small business issuer's competitive position in the industry, as required by
         Item 101(b)(4) of Regulation SB.

         We have inserted the following "Competition" section:

         "Competition"

         While the mineral property exploration business is competitive, we do not anticipate having any difficulties retaining qualified personnel to conduct exploration on the Sobeski Lake Gold property.

         Despite competition amongst gold producers, there is a strong market for any gold that is removed from the Sobeski Lake Gold property. While it is unlikely that we will discover a mineral deposit on the property, if we do, the value of the property will be influenced by the market price for gold. This price, to some degree, is influenced by the amount of gold sold by advanced gold production companies."

Plan of Operation, page 24
--------------------------
48. Please add a section discussing liquidity and capital resources. The discussion and analysis should highlight know trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting estimates.

         We have added the following section:

         "Liquidity and Capital Resources

         As of November 25, 2004 we had cash on hand of $24,265. We will utilize $15,000 of these funds to cover anticipated costs involved with the Phase I and II exploration programs that are proposed for the Sobeski Lake Gold property.

         We will require additional funding in order to cover anticipated administration costs and to proceed with the stage two drilling program on the property, estimated to cost $200,000. We anticipate that additional funding will be required in the form of equity financing from the sale of our common stock. However, we cannot be assured that we will be able to raise sufficient funding from the sale of our common stock to fund these costs. We do not have any arrangements in place for any future equity financing.

         In addition, our management is prepared to provide us with short-term loans, although no such arrangement has been made. There are no financial limitations on the amount of money that management may lend to us.

         At this time, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock or through a loan from our directors to meet our obligations over the next twelve months. We do not have any arrangements in place for any future equity financing."

49. Please disclose the current cash balance as of the most recent practicable date and disclose how long you can currently satisfy your cash requirements, as required by Item 303(a)(1)(i) of Regulation S-B.

         We have disclosed the current cash balance as at November 25, 2004.

50. In risk factor 1, we note that as of October 14, 2004, you had zero cash holdings and that you "do not currently have sufficient funds to conduct initial exploration." We note on page 24 that you "have enough funds on hand to complete these phases, which have a combined estimated cost of $15,000." Please revise to reconcile these statements.

         The cash on hand figure was missing in the first risk factor. We have revised the risk factor accordingly.

51. In risk factor 1, we note that "[t]he most likely source of future funds...is through the sale of equity capital," and the "only other anticipated alternative...would be a sale of a partial interest in "your property." (Emphasis ours) Please reconcile that with your statement on page 24 that your "management is prepared to provide [you] with short-term loans..."

         We have disclosed in the first risk factor that director loans are another possible source of future funding.

52. Please elaborate on phase two of your exploration programs. Revise to disclose the number of people needed, the time it will take to complete phase two, and the necessity of employing a qualified geologist to oversee your programs.

         We have added additional disclosure regarding the Phase I and II exploration programs, including the number of people needed, the time it will take to complete each phase and the necessity of employing a qualified geologist.

53. Please revise to disclose any expected hiring due to the commencement of your plan of operation. Pleases refer to Item 303(a)(iv) of Regulation S-B.

         We have disclosed the following:

         "We do not have any arrangement with a qualified geologist to oversee these programs. However, subject to availability, we intend to retain Mr. Ostensoe. He wil l be responsible for hiring any additional personnel needed for the exploration programs."

54. Please revise to provide more detail relating to your anticipated sourced of financing for the next 12 months. Please provide a timeline illustrating the points in time you will pursue each financing option. Also, discuss the order of preferences for financing options.

         We have disclosed the following:

         "We expect that we will need to raise additional funds for operations commencing in the spring of 2005 and continuing on an ongoing basis thereafter. We expect that we will need to raise an additional $10,000 by the summer of 2005 in order to cover ongoing administrative expenses. We will also need to raise an additional $15,000 to cover administrative expenses prior to the end of 2005."

         We have also disclosed our preference for raising funds through the sale of equity rather than via director loans.

55. We note the possible loans from management. Please disclose whether management has agreed to provide such funding and if they are legally obligated to provide such funding. If not, please clearly state and also disclose that there is no guarantee management will provide any funding.

         We have disclosed that management has not agreed to provide such funding and are not under a legal obligation to do so.

56. We note your statement that "[w]e do not have any arrangements in place for any future equity financing." We also note in Note 1 on page F-6 that you have "an anticipated equity financing." Please elaborate on this anticipated equity financing. In addition, you repeat the first noted sentence twice on page 24. Please revise to eliminate one of them.

         We have removed the disclosure from our financial statements that indicates that we have anticipated equity financing. We have also removed the repeat disclosure.

Description of Property, page 25
--------------------------------
57. We note in the previous section that you incurred "office and miscellaneous cost of $156." In this section you state that you do not own or lease any other property. Please revise to explain you office arrangement.

         We have disclosed that our president, Mr. Tim Coupland, provides office space to us free of charge.

Financial Statements, page 28
-----------------------------
Note 3, Mineral Property

58. The disclosure that "the Registrant acquired a 100% undivided right, title and interest in and to four mineral claims, know as the Sobeski Lake Gold Property" may not be totally accurate. You disclose on page 21, under the caption "Title to the Sobeski Lake Gold Property" that the claims will be held in trust by Dan Patrie of Dan Patrie Exploration Ltd., of Ontario, Canada. You also disclose that if the Trustee becomes bankrupt or transfer the Claims to a third party, you may incur significant legal expenses in enforcing your interest in the Claims in Ontario courts. Tell us more about this risk and revise Note 3 to disclose if the registrant can ever possess legal mining claims for Land in British Columbia. Note 3 make reference to 24 claim units, whereas throughout the document reference is to four mineral claims. Please correct this apparent inconsistency.

         We have revised our disclosure in our registration statement and our financial statements to indicate that our ownership interest in the Sobeski Lake Gold property is beneficial ownership. We have also included a risk factor in our disclosure that provides additional detail regarding the risks associated with having the claims held in trust for us.

         We have also revised the disclosure in Note 3 to indicate that the Sobeski Lake Gold property consists of four mineral claims, as well as the process for registering the claims in our name.

Updated Financial Statements and Consent

59. Provide a current consent in any amendment and ensure that the financial statements are updated as required by Item 310(g) of Regulation S-B.

         We have provided updated interim financial statements and an updated consent in the amendment to our registration statement.

Available Information, page 29
------------------------------
60. Please provide the disclosure required by Item 101(c)(1) and (2) of Regulation SB.

         We have added the following disclosure:

         "Although we are not required to deliver an annual report to security holders, we will voluntarily send an annual report, including audited financial statements, to any security holder requesting one.

         Upon the effectiveness of our registration statement, we will file reports with the Securities and Exchange Commission, including annual reports on Form 10-KSB, interim reports on Form 10-QSB and current reports on Form 8-K."

Part II
-------
Recent Sales of Unregistered Securities
---------------------------------------

61. Please disclose the exemption relied upon in the May 2004 issuance of common stock to Messrs. Coupland and Game and the facts supporting reliance upon the exemption.

         We have disclosed that the offering was completed pursuant to Regulation S of the Securities Act. The section entitled "Regulation S Compliance" provides information regarding the facts supporting reliance upon the exemption.

Exhibits
--------
62. Please file any instruments defining the rights of security holders, as required by Item 601(b)(4) of Regulation S-B.

         There are no instruments defining the rights of shareholders other than our bylaws that were previously filed as an exhibit.

         We have

         Yours truly,

         DYNAMIC GOLD CORP.

         PER: /s/ Tim Coupland

         TIM COUPLAND
         President